For Immediate Release

The Greater China Fund, Inc. (NYSE: GCH)
Announces No Extension of Tender Offer

New York, New York, October 12, 2011 -- The Greater China Fund, Inc. (NYSE: GCH) ( the “Fund”) reminds investors that the Fund’s tender offer (the “Tender Offer”) to purchase up to 20% of the Fund’s outstanding shares of common stock will expire this Friday, October 14, 2011, at 11:59 p.m, unless extended.  The Fund continues to believe it appropriate to provide stockholders with the opportunity to exchange their shares at a price per share, in cash, equal to 98% of the Fund's net asset value per share as determined by the Fund on the next business day following the expiration date of the tender offer.

The Fund is aware of the recent press release by City of London Investment Management Company Limited (“COL”), the Fund’s largest stockholder, announcing that it will not tender its shares in the Tender Offer.  The Fund is also aware of other statements by COL in that press release.  The Fund’s policy is not to comment on rumors.  However, in light of the Fund’s ongoing tender offer, the specificity of the details in the statements made by COL and the size of COL’s beneficial ownership of the Fund, the Fund believes it is important to make a one-time exception to its policy.  The Fund has not received a proposal to merge with any other closed end fund and does not expect to receive any such proposal in the near future.  The Fund does not intend to update this statement except as required by applicable law, including the rules and regulations applicable to tender offers.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund.  The Tender Offer will be made only pursuant to the Offer to Repurchase, related Letter of Transmittal and other documents, which were filed by the Fund with the Securities and Exchange Commission (the “SEC”) on September 16, 2011 on Schedule TO as amended, through the date hereof.  Shareholders of the Fund should read the Fund’s Schedule TO, as amended, the Offer to Repurchase and other related exhibits as they contain important information about the Tender Offer.  These and other filed documents are available to investors for free both at the website of the SEC and from the Fund.  Shareholders may obtain further information regarding the Tender Offer from The Altman Group, Inc., the Fund’s Information Agent for the Tender Offer, by calling toll-free (800) 884-5101 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday (except holidays).

In connection with the Tender Offer, the Fund has temporarily suspended any purchase of shares in the open market pursuant to its Share Repurchase Plan until on or about 10 business days after the termination of the Tender Offer.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a share exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund.  Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

For more information, contact:

Tender Offer Queries
Warren Antler
(212) 400-2605

Fund Information:
Patricia Baronowski
1-(877)-FUND-GCH